UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number: 001-35224

Xunlei Limited

4/F, Hans Innovation Mansion, North Ring Road

No. 9018 High-Tech Park, Nanshan District

Shenzhen, 518057

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xunlei Limited

By	:	/s/ Sean Shenglong Zou
Name	:	Sean Shenglong Zou
Title	:	Chairman and Chief Executive Officer

Date:  September 3, 2014

Exhibit Index

Exhibit 99.1—Press Release

Exhibit 99.1

XUNLEI ANNOUNCES DEFINITIVE AGREEMENT TO ACQUIRE KUAIPAN PERSONAL

Shenzhen, China, September 2, 2014 – Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), China’s leading provider of acceleration products and services, announced today that the Company, through its PRC subsidiary, Shenzhen Xunlei Network Technology Co., Ltd. has entered into a definitive agreement (the “Agreement”) with PRC subsidiaries of Kingsoft Corporation Limited (“Kingsoft”), namely Beijing Kingsoft Cloud Network Technology Co., Ltd., Zhuhai Kingsoft Cloud Technology Co., Ltd., and Beijing Kingsoft Cloud Technology Co., Ltd., to acquire Kuaipan Personal and Kansunzi software (collectively the “Kuaipan Personal”).

Pursuant to the Agreement, Xunlei will acquire business and assets in relation to Kuaipan Personal for an aggregate cash consideration of US$33 million. The transaction is subject to customary closing conditions and is expected to close before the end of September of 2014. Kingsoft, through its wholly owned subsidiary, owns approximately 12% of the outstanding share capital of the Company.

“This transaction represents an opportunity for Xunlei to expand into the personal storage business,” said Sean Zou, Chairman and Chief Executive Officer of Xunlei. “It will further cement Xunlei’s access to the mobile ecosystem of Xiaomi and its users and optimize the monetization potential of our efforts towards an efficient use of idle bandwidth and storage.”

About Xunlei

Xunlei Limited (“Xunlei”) is one of the top 10 largest Chinese internet companies, with an average of approximately 310 million monthly unique visitors in June, 2014, according to iResearch. Xunlei is the No. 1 acceleration product provider in China as measured by market share in June 2014, according to iResearch. Xunlei operates a powerful internet platform in China based on cloud computing to provide users with quick and easy access to digital media content through its core products and services, Xunlei Accelerator and the cloud acceleration subscription services. Xunlei is increasingly extending into mobile devices in part through potentially pre-installed acceleration products in mobile phones and to living rooms through TV coverage. Benefitting from the large user base accumulated by Xunlei Accelerator, Xunlei has further developed various value-added services, including Xunlei Kankan, online game and pay per view, to meet a fuller spectrum of its users’ digital media content access and consumption needs.

IR Contact:

Fleishman-Hillard

Email: hkg.xnet@fleishman.com

SAFE HARBOR STATEMENT

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the management’s quotations regarding the Agreement and the Company’s strategic and operational plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company’s ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company’s ability to keep up with technological developments and users’ changing demands in the Internet industry; the Company’s ability to convert its users into subscribers of its premium services; and the Company’s ability to deal with existing and potential copyright infringement claims and other related claims; and the Company’s ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

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